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FEB 28 2006
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06005252

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [illegible]94

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. C. ZIEGLER AND COMPANY 000061

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 E. Wisconsin Avenue, Suite 2000
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Vredenbregt, SVP and CFO (414) 978-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 E. Wisconsin Avenue (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, Jeffrey C. Vredenbregt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. C. Ziegler and Company, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/CFO

Title

Notary Public N. D. Zuelsdorf
My commission expires September 16, 2007.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. (Schedule I)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Schedule II)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Auditors' Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. C. ZIEGLER AND COMPANY

Financial Statements

December 31, 2005

(with Independent Auditors' Report Thereon)

Grant Thornton

REPORT OF CERTIFIED INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
B.C. Ziegler and Company

We have audited the accompanying statement of financial condition of B.C. Ziegler and Company (the "Company", a Wisconsin corporation and a wholly-owned subsidiary of The Ziegler Companies, Inc.) as of December 31, 2005, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B.C. Ziegler and Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Milwaukee, Wisconsin
February 17, 2006

B. C. ZIEGLER AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005
(in thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 17,884
Securities owned	82,778
Net receivable for unsettled trades	67,628
Receivables	4,536
Notes receivable, net of allowance of $189	638
Furniture, fixtures and equipment, net	3,336
Deferred income taxes	1,290
Other assets	2,830
Total assets	$180,920

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealers	$119,265
Drafts and accounts payable	2,258
Accrued compensation	20,585
Income taxes payable	180
Accrued expenses and other liabilities	3,041
Total liabilities	$145,329
Commitments	
Stockholder's equity:	
Common stock-	
Class A--$1 par, 1,150,000 shares authorized and issued	1,150
Class B--$1 par (nonvoting), 480,000 shares authorized, 402,000 shares issued	402
Additional paid-in capital	14,908
Retained earnings	19,326
Less- Treasury stock, at cost, 1,691 shares Class A, 63,237 shares Class B	(195)
Total stockholder's equity	35,591
Total liabilities and stockholder's equity	$180,920

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

REVENUES:	
Investment banking	$40,768
Commission income	20,455
Investment management and advisory fees	9,366
Net trading profits	2,566
Interest and dividends	1,604
Other income	5,363
Total revenues	80,122
EXPENSES:	
Employee compensation and benefits	50,447
Promotional	4,939
Communications and data processing	4,597
Occupancy	4,115
Investment manager and related fees	2,868
Brokerage commissions and clearing fees	2,725
Professional and regulatory	2,083
Interest	534
Other	1,202
Total expenses	73,510
INCOME BEFORE PROVISION FOR INCOME TAXES	6,612
PROVISION FOR INCOME TAXES	2,684
NET INCOME	$ 3,928

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, December 31, 2004	$1,552	$14,908	$18,314	$(195)	$34,579
Net income	-	-	3,928	-	3,928
Dividends	-	-	(2,916)	-	(2,916)
BALANCE, December 31, 2005	$1,552	$14,908	$19,326	$(195)	$35,591

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,928
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,148
Provision for losses	60
Gain on sale of property and equipment	146
Deferred income taxes	(106)
Change in assets and liabilities:	
Decrease (increase) in -	
Securities owned	(54,807)
Net receivable for unsettled trades	(67,628)
Receivables	(1,444)
Other assets	(331)
Increase (decrease) in -	
Payable to broker-dealers	112,860
Drafts and accounts payable	559
Accrued compensation	6,986
Income taxes payable	(331)
Accrued expenses and other liabilities	1,722
Net cash provided by operating activities	2,762
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of equipment	8
Payments received on notes receivable	401
Payments for capital expenditures	(1,335)
Net cash used in investing activities	(926)
INCREASE IN CASH AND CASH EQUIVALENTS	1,836
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,048
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 17,884
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Interest paid during the year	$ 471
Income taxes paid during the year	$ 3,122
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:	
Dividend to Parent consisting of assets and liabilities other than cash	
Accounts receivable	$ 897
Intangible assets	2,019
Other assets	92
Liabilities	(92)
Total dividend	$ 2,916

See accompanying notes to financial statements.

B. C. ZIEGLER AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005
(Dollars in thousands)

(1) Organization and Nature of Business-

B. C. Ziegler and Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Wisconsin corporation and is a wholly owned subsidiary of The Ziegler Companies, Inc. (the "Parent"). The Company underwrites fixed income securities to finance senior living and healthcare providers, religious institutions and private schools as well as providing risk management and financial advisory services, merger and acquisition advisory services, sales and trading of fixed income securities and preferred stock, primarily to not-for-profit corporations, municipalities and business corporations. The Company also provides financial products, financial planning services, and investment advisory services to retail and institutional clients through its broker distribution network. These services are provided throughout the United States.

(2) Significant Accounting Policies-

Investment Banking-

Investment banking revenues include gains, losses, and fees, net of direct expenses, arising from debt securities offerings in which the Company acts as an underwriter. Investment banking revenues also include fees earned from providing strategic consulting, merger and acquisition, and risk management and financial advisory services. Investment banking management fees and sales concessions are recorded on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Deferred expenses on investment banking transactions not yet completed were $236 at December 31, 2005 and are included in other assets.

Commission Income and Related Expenses-

Acting as an agent, the Company earns substantially all commission income by buying and selling securities and mutual funds on behalf of its customers and earning commissions on the related transactions. Substantially all commission income and related expenses are recorded on a trade date basis. Although commissions are generally associated with individual securities transactions and the dollar amount of the transactions, the Company also earns and records commission income based on the value of the assets in certain customer accounts.

Investment Management and Advisory Fees-

The Company earns investment management and advisory fees for investment advice and administrative services provided. The Company earns fees based on the net asset value of the individual and institutional accounts. Revenues from investment management and advisory fees and related activities are recognized on a pro rata basis over the period in which services are performed.

Investment advisory and performance reporting services provided to independent financial advisors and institutions have specific expenses associated with those services. Those expenses include fees paid to the investment managers, outside independent financial advisors servicing the client, and custodians specifically related to the accounts. The expenses associated with those payments are included in investment manager and related fees.

Securities Transactions-

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the securities industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned are valued at market value or, in the event there is no readily identifiable market value, fair value as determined by management using market values of similarly traded securities and other relevant factors. Unrealized gains or losses are reflected in income.

Income Taxes-

The Company is included in a consolidated federal income tax return filed by the Parent. The consolidated tax provision is allocated among the Parent and its subsidiaries based on their respective contributions to consolidated taxable income.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences. A valuation allowance is established for deferred tax assets when, as determined by management, it is more likely than not that the tax benefit will not be realized.

Depreciation-

The Company provides for depreciation of assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Furniture, fixtures and equipment are depreciated over 3 to 10 years. Leasehold improvements are

amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Drafts Payable-

Drafts payable represent amounts drawn by the Company against a bank under a sweep agreement with that bank.

Goodwill-

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, totals $546 as of December 31, 2005. The amount is included in Other Assets in the Statement of Financial Condition. The goodwill has an indefinite useful life and is not amortized.

The Company periodically evaluates the carrying amount of its goodwill, considering such factors as historical profitability and projected future cash flows to determine whether the value of the asset is impaired. During 2005 there was no impairment.

Derivative Financial Instruments-

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, derivatives are recognized at fair value in the Statement of Financial Condition. There are no significant derivatives at December 31, 2005.

Cash Equivalents-

Cash equivalents are defined as unrestricted short-term investments with original maturities within three months of the date of purchase and money market investments.

Use of Estimates-

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Securities Owned-

Securities owned consists of trading securities at market value, as follows:

Municipal bonds	$75,350
Preferred stock	3,925
Corporate bonds	3,503
	$82,778

Municipal bonds consist primarily of revenue bonds issued by state and local governmental authorities related to continuing care retirement communities and health care facilities. Included in municipal bonds at December 31, 2005 are $37,198 from eight issuers in Illinois; $9,695 from three issuers in Arizona; $8,647 from three issuers in Oklahoma; and $7,762 from two issuers in Pennsylvania. Municipal bonds, other than variable rate demand notes, are generally unrated and have no independent publicly quoted market. Of the total municipal bonds, $35,110 are variable rate demand notes and $40,240 are generally fixed rate securities which are valued at fair value as determined by management.

Corporate bonds consist primarily of taxable bonds issued by churches, schools and healthcare facilities. Corporate bonds are unrated and have no independent publicly quoted market. Corporate bonds are valued at fair value as determined by management.

(4) Allowance for Receivables and Notes Receivable-

The following is the reconciliation of the allowance accounts for notes receivable:

	Receivables	Notes Receivable
Beginning balance	$6	$378
Provision for losses	-	60
Write-offs	-	(249)
Transfer (See Note 7)	(6)	-
	$-	$189

(5) Furniture, fixtures and equipment, net-

Furniture, fixtures and equipment consists of the following:

Furniture, fixtures and equipment:	
Computers and equipment	$ 8,088
Furniture and fixtures	4,301
Leasehold improvements	1,217
Furniture, fixtures and equipment, at cost	13,606
Less accumulated depreciation	(10,270)
Furniture, fixtures and equipment, net	$ 3,336

Total depreciation expense related to furniture, fixtures and equipment was $1,148 in 2005.

(6) Payable to Broker-Dealers-

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The relationship with the Company's primary clearing broker results in amounts payable for transaction processing, inventory purchases and losses on securities transactions offset by fees earned, commissions, inventory sales and profits on securities transactions. The amount payable to the primary clearing broker totals $119,064 at December 31, 2005, and relates primarily to the financing of securities. Securities owned by the Company with a market value of $150,406 collateralize the amount payable to the clearing broker and include securities owned of

$82,778 and securities traded but not yet contractually settled of $67,628. Interest expense incurred on this financing arrangement in 2005 was $366. The interest rate on this financing arrangement is approximately 4.5% at December 31, 2005.

(7) Related Party Transactions-

The Company has an unsecured financing arrangement with the Parent whereby the Company can borrow up to $10,000 on a continuous basis to fund its operations. Interest on such borrowings is variable at the prime rate which was 7.25% at December 31, 2005. The Company had no interest expense incurred under this arrangement in 2005. The Company had no amounts outstanding under this arrangement at December 31, 2005.

As permitted by the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), in order to enable the Company to complete specific underwritings, the Company also borrows from the Parent under a Temporary Subordinated Loan Agreement (the "Agreement"). The Company may borrow up to $25,000 under this Agreement. Interest on such borrowings is variable at the prime rate. Principal and interest payments on these loans are subordinate to all claims of present and future creditors of the Company. These loans are outstanding 45 days or less. The Company did not borrow under this Agreement during 2005.

The Company extends financing to the Parent whereby the Company will lend up to $5,000 to the Parent on a continuous basis. Interest on this financing arrangement is variable at the prime rate. Total interest income from this arrangement was $115 in 2005. The Company had no amounts due from the Parent at December 31, 2005.

The Company is the distributor and provides administration services to the North Track Funds (the "Funds"). Through June 1, 2005, the Company was also investment advisor to the Funds. Certain Company officers also serve as officers of the Funds. Total fees for services provided to the Funds approximated $4,493 in 2005 and are included in investment management and advisory fees, commission income, and other income in the Statement of Income. In its role as administrator for the Funds, the Company disburses funds which cover the operating and other expenses of the Funds for which the Company is reimbursed. Amounts due from the Funds for these disbursements were $1,452 and are included in receivables on the Statement of Financial Condition.

As of June 1, the Company was no longer the investment advisor to the Funds. That responsibility was moved to Ziegler Capital Management, LLC ("ZCM"), an affiliate of the Company and a subsidiary of the Parent. The Company provides administrative support and marketing services to ZCM. Total fees collected for these services were $1,611 in 2005 and are included in other income on the Statement of Income.

In conjunction with the creation of ZCM, the Company distributed certain assets net of liabilities to the Parent in the form of a dividend totaling $2,916. The contributed net assets consisted of $2,019 of intangible assets, $897 of net accounts receivable and $92 of other assets, net of $92 of liabilities, all of which were related to the investment advisor function of the Funds and certain private client accounts. The Parent contributed the dividend received from the Company to ZCM.

The Company leased office space to EnvestnetPMC, a subsidiary of The EnvestNet Group, Inc. ("EnvestNet"). Total fees for these services were $105 in 2005. The Parent has a minority interest in EnvestNet.

The Company receives accounting, management and origination fees from partnerships sponsored by the Parent and managed by the Company. Total fees received were $833 in 2005.

The Company, in order to attract qualified investment consultants to the retail brokerage operation, has extended credit to certain investment consultant employees and former employees upon commencement of employment with the Company. The credit is in the form of notes signed by the individuals. The balance of notes receivable, net of allowances for uncollectable amounts, is $238 as of December 31, 2005. The notes vary in maturity from one to five years, maturing in 2006 to 2008, and are at a market rate of interest ranging from 2.75% to 6.0%.

(8) Line of Credit-

The Company shares a bank line of credit with the Parent totaling $30,000. The Company does not guarantee or is not liable for draws made by the Parent. In accordance with normal banking practices, this line may be withdrawn at the discretion of the lender. The interest rate is the 30-day LIBOR plus 225 basis points which was 6.6% at December 31, 2005. The Company incurred no interest expense on this line of credit agreement in 2005. The Company had no amounts outstanding under this line of credit agreement on December 31, 2005. The Parent had $6,075 outstanding under this line of credit agreement on December 31, 2005.

(9) Retirement Plans-

The Company maintains a contributory profit sharing plan covering substantially all full-time employees. The plan provides for a guaranteed Company match equal to 50% of employee contributions up to 6% of defined compensation and a discretionary annual Company contribution up to 6% of defined compensation for the year. The annual Company contributions are at the discretion of the board of directors. Contribution expenses were $1,840 in 2005, which were for guaranteed matching contributions and a 5% discretionary annual contribution.

(10) Income Taxes-

The income tax provision for the year ended December 31, 2005, consisted of the following:

Current federal provision	$2,063
Current state provision	515
Total current provision	2,578
Deferred federal provision	72
Deferred state provision	34
Total deferred provision	106
Total provision	$2,684

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31, 2005 are as follows:

Deferred tax assets:	
Deferred compensation	$ 987
Accrued expenses	405
Allowance for losses	76
Total deferred tax assets	$1,468
Deferred tax liabilities:	
Deferred income	146
Fixed assets	32
Total deferred tax liabilities	178
Net deferred tax assets	$1,290

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

Statutory federal income tax rate	34%
State income taxes, net of federal tax effect	5
Tax-exempt interest income, net of related nondeductible interest expense	(2)
Nondeductible business expenses	2
Other	2
Effective income tax rate	41%

Realization of the deferred tax asset over time is dependent upon the Company generating sufficient taxable earnings in future periods. In determining that the realizability of deferred tax assets are more likely than not, the Company gave consideration to a number of factors including recent earnings history, expected future earnings, the reversal of deferred tax liabilities and tax planning strategies. Management believes it is more likely than not the Company will realize the benefits of these deferred tax assets.

(11) Net Capital Requirements-

As a registered broker-dealer the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $15,127 which was $14,877 in excess of its required minimum net capital. Such net capital requirements could restrict the ability of the Company to pay dividends to its Parent.

(12) Commitments and Contingent Liabilities-

In the normal course of business, the Company enters into firm underwriting commitments for the purchase of debt securities. These commitments require the Company to purchase debt securities at a specified price. In order to mitigate the risk of holding recently underwritten debt securities, the Company attempts to obtain commitments to sell the debt securities to customers. At December 31, 2005, the Company had no outstanding commitments to purchase debt securities.

In the normal course of business, the Company serves as the remarketing agent on certain variable-rate municipal bonds that can be tendered back to the respective issuers, generally upon seven days advance notice, by the holders. In its role as remarketing agent, the Company may purchase the tendered bonds into its own securities inventory. The Company finances the purchase of variable-rate municipal bonds through its clearing broker. See Notes 3 and 6.

The Company has entered into certain agreements where payment has been received and future performance is required. Although fees have been collected, they have not been included in the revenues of the Company. Revenue will only be recognized when performance is complete or all risk that fees will be returned has been eliminated. The fees are included as deferred revenue in other liabilities and deferred items and total $493 at December 31, 2005.

The Company leases office space under noncancelable lease agreements which allow for annual adjustments to the minimum lease payments to reflect increases in actual operating costs. The Company also leases office equipment. Rental expense for 2005 was $3,911. Minimum lease payments for office space and office equipment, are:

2006	$3,641
2007	3,522
2008	1,870
2009	1,544
2010	982
Thereafter	839

In the normal course of business, the Company is the subject of customer complaints and is named as a defendant in various legal actions arising from the securities and other businesses. As of December 31, 2005, the Company had been named as a respondent to an arbitration claim from a retail customer alleging inappropriate professional advice pertaining to financial matters. As a result of the arbitration that occurred early in 2006 and the resulting settlement, the Company determined that its accrual for this matter was adequate as of December 31, 2005. The Company is also a defendant in other lawsuits incidental to its securities and other businesses. The Company has established accruals for legal fees and losses determined to be probable as a result of these customer complaints and legal actions. Although the outcome of litigation is always uncertain, especially in the early stages of a complaint or legal action, based on its understanding of the facts and the advice of legal counsel, management believes that

resolution of these actions will not result in a material adverse effect on the consolidated financial condition or results of operations of the Company. However, if during any period any adverse complaint or legal action should become probable or be resolved, the financial condition or results of operations could be materially affected.

In 1997, the Company; served as underwriter for an issue of municipal bonds ("Bonds"), whose proceeds were used to advance refund an already outstanding issue of Bonds. In 2004, the Internal Revenue Service ("IRS") notified the conduit issuer of the Bonds that it intended to examine the 1997 transaction for compliance with the arbitrage rules under the federal tax code. The examination is currently underway, and the IRS has indicated to the issuer that, in the view of the IRS, the arbitrage analysis of 1997 was improper with respect to a security in the refunding escrow. The issuer has conducted settlement negotiations with the IRS, but a final resolution of the tax controversy has not been reached. The Company has indicated an intention to contribute to any settlement of the tax controversy, and has established an accrual for this purpose. The Company's financial condition or results of operations could be materially affected if the Company is found to be liable for an amount greater than the established accrual.

SCHEDULE I

B. C. Ziegler and Company

December 31, 2005

Computation of Net Capital Under Rule 15c3-1

Total ownership equity		$35,590,323
Deductions and/or charges:		
Non-allowable assets:		
Receivables from noncustomers	$ 3,828,186	
Securities not readily marketable	3,504,924	
Furniture, fixtures, and equipment	3,336,352	
Deferred income taxes	1,290,000	
Prepaid expenses and other assets	3,050,343	
Total non-allowable assets	$15,009,805	(15,009,805)
Other deductions and/or charges		
Presumed marketability test - municipal securities	1,323,378	
Open contractual commitments	-	
Total other deductions and/or charges	1,323,378	(1,323,378)
Net capital before haircuts on securities positions		19,257,140
Haircuts:		
Trading & investment securities:		
Debt securities	2,963,020	
Other securities	727,182	
Undue concentration	440,099	
Total haircuts	$ 4,130,301	(4,130,301)
Net capital		15,126,839
Net capital requirement		250,000
Excess net capital		$14,876,839

Statement Regarding Rule 17-a5(d)(4) of the Securities and Exchange Commission

There are no material differences between this Computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding February 23, 2006, unaudited Form X-17-A-5 Part II filing, as amended, as of December 31, 2005.

SCHEDULE II

B. C. Ziegler and Company

December 31, 2005

Information Relating to Possession and Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 under exemption (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
B.C. Ziegler and Company

In planning and performing our audit of the financial statements and supplemental schedules of B.C. Ziegler and Company (the "Company"), a wholly-owned subsidiary of The Ziegler Companies, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objective.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Milwaukee, Wisconsin
February 17, 2006